Exhibit 99.1

BRAINSWAY LTD.

16 Hartum Street, RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 11, 2025

The Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”), will be held at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel on September 11, 2025 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Annual Meeting”), for the following purposes:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2025 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2024;

2.	To approve the re-election of each of Mr. Ami Boehm (Chairman), Dr. David Zacut (Vice Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin as directors to the Board of Directors of the Company; and

3.	To approve the update in compensation and the grant of equity in the form of restricted share units to Mr. Hadar Levy, the Company’s Chief Executive Officer.

In addition, shareholders at the Annual Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2024 and the Board of Directors Reports (included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”)) for that year.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on August 12, 2025 shall be entitled to receive notice of and to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Each of the resolutions to be presented at the Annual Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Annual Meeting on the matter presented for passage. The approval of the proposal under Item 3 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the Annual Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices so that it is received by the Company no later than September 11, 2025, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than September 11, 2025, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on September 11, 2025). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Shareholders who hold ADSs should return their proxies to The Bank of New York Mellon, the ADS depositary, by the date set forth on their form of proxy.

If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00- 15:00, and also will be made available to the public on the Company’s website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors /s/ Ami Boehm Ami Boehm, Chairman of the Board of Directors

Tel-Aviv, Israel, August 6, 2025

BRAINSWAY LTD.

16 Hartum Street, RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 11, 2025

This Proxy Statement (“Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BrainsWay Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual Meeting”), to be held on Thursday, September 11, 2025, at 3:00 p.m. Israel time at the offices of the Company, 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Annual Meeting to adopt the following proposals:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2025 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2024;

2.	To approve the re-election of each of Mr. Ami Boehm (Chairman), Dr. David Zacut (Vice Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin as directors to the Board of Directors of the Company; and

3.	To approve the update in compensation and the grant of equity in the form of restricted share units to Mr. Hadar Levy, the Company’s Chief Executive Officer.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than August 13, 2025.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on August 12, 2025 (the “Record Date”), shall be entitled to receive notice of and to vote at the Annual Meeting. At the close of business on August 12, 2025, the Company expects to have 37,803,594 outstanding Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Annual Meeting.

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Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting, whether or not they attend. A form of proxy card for use at the Annual Meeting will be sent to the ADS holders together with a prepaid return envelope for the proxy. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Global Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Annual Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices so that it is received by the Company no later than September 11, 2025, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than September 11, 2025 at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on September 11, 2025). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on August 13, 2025. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

Voting for Proposals 1 and 2: The approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented.

Voting for Proposal 3: The approval of Proposal 3 requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

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Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our General Counsel by e-mail: mklein@brainsway.com

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PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Annual Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year ending December 31, 2025 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

The aggregate audit and audit related fees billed by Kost Forer Gabbay & Kasierer for professional services for the year 2024 were $310,000.

Further information on the breakdown of fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Commission.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2025 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. AMI BOEHM (CHAIRMAN), DR. DAVID ZACUT (VICE CHAIRMAN), MS. ETI MITRANY, MS. KAREN SARID, PROF. AVRAHAM ZANGEN, MR. AVNER LUSHI AND MR. JONATHAN SHULKIN AS DIRECTORS

At the Annual Meeting, the term of all the Company’s directors will expire. The Board of Directors, at the recommendation of the nomination committee, has nominated each of Ami Boehm (Chairman), Dr. David Zacut (Vice Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Avner Lushi and Mr. Johathan Shulkin to be re-elected as a director, in each case until the next annual general meeting of the Company.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of the Company’s directors has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The remuneration recommended by the Company’s Compensation Committee and approved by the Board of Directors for the Company’s non-executive directors is within the range for annual remuneration and per meeting participation remuneration limits under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000.

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The remuneration of the Company’s executive chairman, Mr. Ami Boehm, and of the Company’s executive director, Prof. Abraham Zangen, has been previously approved by the shareholders, and remains unchanged.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position	Gender
Ami Boehm	55	Chairman	Male
Dr. David Zacut (3)	72	Vice Chairman	Male
Eti Mitrany (1)(2)	54	Director	Female
Karen Sarid (1)(2)(3)	73	Director	Female
Prof. Avraham Zangen	56	Director	Male
Mr. Avner Lushi (1)(4)	58	Director	Male
Mr. Jonathan Shulkin (4)	50	Director	Male

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our executive committee
(4)	Member of our nomination committee

Ami Boehm has served as a member of our Board of Directors since January 12, 2023, and as Chairman of our Board of Directors since February 2023. Mr. Boehm has deep expertise in providing strategic advice for companies operating in multiple global industries. From 2004 until 2022, he served as a partner at FIMI Opportunity Funds, Israel’s leading private equity firm. As a partner at FIMI, Mr. Boehm has sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic activities of the portfolio companies in Israel, China, Europe and the U.S. Mr. Boehm currently serves as Chairman of the board of directors of Gilat Satellite Networks Ltd. (Nasdaq and TASE listed), and a director at Leumi Partners and the IL Investors Forum. Mr. Boehm also previously served as chairman or director of numerous other public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), TAT Industries Ltd. (Nasdaq and TASE listed), Kamada Ltd. (Nasdaq and TASE listed), Rekah Pharmaceutical Industries Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet Ltd. (TASE listed), Galam Ltd., and Greenstream Ltd., and has worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

Dr. David Zacut has served as Vice-Chairman of our Board of Directors since February 2023. Prior to that he served as our Chairman of the Board of Directors since our inception. Dr. Zacut is a member of our executive committee, and has been providing consulting services to Brain Research and Development Services Ltd. since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services Ltd. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Eti Mitrany has served as a member of our Board of Directors since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany is an executive with over 25 years of global experience in the life sciences industry. Ms. Mitrany currently serves as the CEO of the IL Investors Forum, Chairwoman at Derma Gene Ltd. and a member of Maccabi Healthcare Council. From April 2021 until December 2022, she served as CFO and Head of Corporate Strategy at CytoReason, a life sciences AI company developing a computational model of the human body. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and an MBA in Finance, both from Tel-Aviv University.

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Karen Sarid has served as a member of our Board of Directors since December 2017, currently serves as chairperson of our audit committee, and is a member of our compensation committee and our executive committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

Prof. Abraham Zangen has served as a member of our Board of Directors since June 2019. Prof. Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation, and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as our platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews, and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience, and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation. Professor Zangen is the brother-in-law of Dr. Yiftach Roth, who serves as our Chief Scientific Officer and a co-developer of our Deep TMS technology.

Avner Lushi has served as a member of our Board of Directors since January 2020 and currently serves as a member of our audit committee and our nomination committee. Mr. Lushi co-founded the Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF) which focuses on introducing Israeli and western life sciences companies to the Chinese market (and related investments), where he also serves as a Managing Partner & CEO. Between 2004 and 2015 Mr. Lushi served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a life sciences venture capital fund. From 2001 to 2005, he co-founded and served as CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Since 2005, Mr. Lushi served as an independent board member at ten public companies, of which he remains a board member in Ginegar Plastic Product Ltd. (TASE listed). In addition, as part of his role at GIBF, he serves as a board member of Silexion Therapeutics Corp. (Nasdaq listed) and of several private companies. From 1997 to 2001, prior to turning to the private sector, he held increasingly senior roles within the Israeli Prime Minister’s Chamber and the Israeli Supreme Court. Mr. Lushi holds an LLM in Law from the Hebrew University of Jerusalem, and an LLB in Law and a BA in Economics from the Haifa University.

Jonathan Shulkin has served as a member of our Board of Directors since November 2024. Mr. Shulkin has over 25 years of experience in private equity investing. Mr. Shulkin is a Partner and Co-President of Valor Equity Partners, the Fund Manager for Valor Siren Ventures I L.P. (together with its parallel funds, “VSV I”) and Valor Siren Ventures II L.P. (together with its parallel funds, “VSV II”) and as a member of all Valor Equity Partners Investment Committees. Mr. Shulkin oversees Valor Equity Partners’ Scale Group, Finance, and People Teams. Currently, Mr. Shulkin is a Director of several Valor Equity Partners growth fund and VSV portfolio companies, including Gopuff, Misfits Market, Spot & Tango, and Rarefied Atmosphere. Prior to Valor, from 1998 until 2001 Mr. Shulkin was part of MG Capital’s Investment and Portfolio Team. During his tenure at MG Capital, he worked on acquisition teams focused on executing transactions in the electronic connector industry. Mr. Shulkin served in operational roles at MG Capital’s portfolio companies, including Chief Operating Officer of Connector Service Corporation’s Plating Division, where he managed the business through 100% growth over a 12-month period. Mr. Shulkin also served as President of Electronic Plating Service and Chief Operating Officer for Amax Plating, Electronic Plating Service, and Associated Plating Company. Prior to joining MG Capital, from 1997 to 1998 Mr. Shulkin worked with Bain & Company as an Associate Consultant. At Bain, he worked on assignments for various Fortune 500 clients in Texas and Australia. Mr. Shulkin holds a B.B.A. in Accounting (with honors) from the University of Texas at Austin. Mr. Shulkin was appointed as a member of our Board of Directors in connection with the approval of the private placement of the Company’s ADSs and warrants to purchase ADSs to Valor BrainsWay Holdings, LLC (“Valor”). Mr. Shulkin is nominated for re-election as a Valor Designee (as such term is defined in our Articles). Further information concerning the private placement and Valor’s right to designate board nominees may be found in the Company’s Annual Report on Form 20-F filed with the Commission.

The following table sets forth certain specialized skills and areas of expertise held by members of the board of directors.

AREAS OF SPECIALIZED SKILLS/EXPERIENCE
Name	Human Resources	Risk Mitigation	Sustainability
Ami Boehm	✔	✔	✔
Dr. David Zacut	✔	✔
Eti Mitrany		✔
Karen Sarid	✔	✔	✔
Prof. Avraham Zangen	✔
Avner Lushi		✔	✔
Jonathan Shulkin	✔	✔	✔

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The Company is aware of the increasing importance of skills relating to cybersecurity and continues to take steps to increase its capabilities in this area. More detailed information about how the Company currently addresses cybersecurity risks can be found in the Company’s Form 20-F filing with the Commission.

Our board of directors has established four standing committees, the audit committee, the compensation committee, the nomination committee, and the executive committee. Each of our board and audit committee convene at least once a quarter in the ordinary course of business, and will also meet on an as-needed basis. Each of the other committees act on an as-needed basis.

The following table sets forth the attendance rate for each of our directors in the board of directors meetings during 2024:

Name	Percentage of Board Meetings Attended
Ami Boehm	100%
Dr. David Zacut	100%
Eti Mitrany	100%
Karen Sarid	100%
Prof. Avraham Zangen	87.50%
Avner Lushi	100%
Jonathan Shulkin(1)	100%

(1)   Appointed on November 5, 2024

In 2024, all committee meetings were attended by all the aforementioned respective committee members.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that each of Mr. Ami Boehm (Chairman), Dr. David Zacut (Vice Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Avraham Zangen, Mr. Avner Lushi and Mr. Jonathan Shulkin be, and each of them hereby is, re-elected to hold office as a director of the Company until the next annual general meeting of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

THE NOMINATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NO. 3

UPDATE IN COMPENSATION AND GRANT OF EQUITY TO HADAR LEVY, THE COMPANY’S CEO

At our 2023 annual general meeting, our shareholders approved the compensation package of Mr. Levy, including a monthly salary of NIS 85,000 (NIS 1,020,000 on an annual basis) and a grant of 320,000 options to purchase Ordinary Sharers of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the shareholders meeting, namely March 19, 2023, subject to standard terms of our Amended and Restated 2019 Share Incentive Plan (the “2019 Plan”) and compliance with all applicable laws. This grant is subject to our standard 4 year vesting period, with acceleration in the event of a change of control. At our 2024 annual general meeting, our shareholders approved a grant to Mr. Levy of equity consisting of (i) 125,000 options to purchase Ordinary Shares of the Company (at an exercise price equal to NIS 11.17 per share, being the closing price of our Ordinary Shares on the TASE on March 4, 2024 which was the last trading day before our Board of Directors approved such grant); and (ii) 62,500 restricted share units. Thees grants are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the March 5, 2024 vesting commencement date, and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period, provided, in each case that Mr. Levy continues to be employed by us at the time of each such scheduled vesting date.

Due to Mr. Levy’s substantial contribution to the success and advancement of our Company and our business and operations since his appointment as our CEO, including his involvement in structuring and implementing our business plan and his contribution to recent strategic transactions, and in anticipation of further contribution by Mr. Levy during the next years as the Company evolves and grows, our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, an increase in Mr. Levy’s salary and a grant of RSUs as detailed below, noting that the RSU grant will increase Mr. Levy’s equity interest in the success of the Company and its results of operations.

Update in Compensation

It is proposed to increase the monthly salary of Mr. Levy from NIS 85,000 to NIS 100,000 (NIS 1,200,000 on an annual basis), commencing May 1, 2025.

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Grant of RSUs

It is proposed to grant a total of 100,000 RUSs (each representing one Ordinary Share) consisting of two grants with the following terms:

Grant A

An aggregate total of 50,000 RSUs to begin vesting as of March 9, 2025 (the date on which our Board of Directors initially considered this proposal upon a review of Mr. Levy’s performance) (the “Vesting Commencement Date”) over a four year period, vesting in four equal portions on each of the subsequent four anniversaries of the Vesting Commencement Date (each, an “Anniversary”), as follows: 25% shall be vested on the First Anniversary; 25% shall be vested on the Second Anniversary; 25% shall be vested on the Third Anniversary; and 25% shall be vested on the Fourth Anniversary, provided, in each case, that Mr. Levy continues to be employed by the Company at the time of each such scheduled vesting date (together, the “Vesting Schedule”), provided however, that on each Anniversary, the RSUs shall only vest if the ADS Price Vesting Condition (as hereinafter defined) is met. For purposes of the RSU grants, the term “ADS Price Vesting Condition” shall mean that the price per each ADS of the Company on the relevant Anniversary shall not be lower than $8.00.

In the event the ADS Price Vesting Condition is not met on an Anniversary, the applicable portion of RSUs will not vest on such Anniversary and will instead become eligible to vest on the next Anniversary if the ADS Price Vesting Condition is met on such date. Any RSUs not vested due to a failure to satisfy the ADS Price Vesting Condition by the Fourth Anniversary shall be forfeited.

Grant B

An aggregate total of 50,000 RSUs to begin vesting as of the Vesting Commencement Date over a four year period, vesting in four equal portions on each subsequent Anniversary in accordance with the Vesting Schedule, provided however, that on each Anniversary, the RSUs shall only vest if the Grant B Vesting Conditions (as such term is hereinafter defined) are both met. For purposes of Grant B, the term “Grant B Vesting Conditions” shall mean:

(1)	the ADS Price Vesting Condition; and

(2)	the Company shall have, by July 24, 2026, completed a “Strategic Transaction.” For purposes of this Grant B, a “Strategic Transaction” shall be defined as a transaction (not including any transactions preceding July 24, 2025) which is expected by the Board of Directors to significantly impact the future direction of the Company’s business, and which either:

(i)	is reasonably expected by the Board of Directors, at the time of its consummation, to result in expected revenues to the Company of at least $50,000,000 within three years; or

(ii)	is entered into between the Company and a major international pharmaceutical or medical device company.

In the event the ADS Price Vesting Condition is not met on an Anniversary or the vesting condition set forth under (2) above is not met by the First Anniversary, the applicable portion of RSUs will not vest on such Anniversary and will instead become eligible to vest on the next Anniversary if both Grant B Vesting Conditions are met by or on such date, as applicable. Any RSUs not vested due to a failure to satisfy the ADS Price Vesting Condition by the Fourth Anniversary shall be forfeited. In the event the vesting condition set forth under (2) above is not met by July 24, 2026, the entire Grant B will be forfeited irrespective of the satisfaction of the ADS Price Vesting Condition on any Anniversary.

The grants shall otherwise be in accordance with the Company’s 2019 Plan. According to a valuation report commissioned by the Company, the aggregate fair market value of the grants is approximately $349 thousand (consisting of a fair market value of approximately $199 thousand for Grant A and approximately $150 thousand for Grant B). This valuation may be impacted by, inter alia, distinctions between the NASDAQ and TASE market price of our equity securities as well as by share price fluctuations between the valuation date and the date of the Annual Meeting (on both the Nasdaq and the TASE), market conditions and other assumptions in connection with the probability of fulfillment of the vesting conditions. The RSU grant shall be on a 102 Capital Gain route with a trustee in accordance with section 102 of the Israeli Tax Ordinance – 1961.

Our Compensation Committee and Board of Directors determined that the proposed increase in salary and grant of RSUs for Mr. Levy in his capacity as CEO is reasonable considering his contribution to our strategy and operations of the Company and is not expected to materially affect the Company’s profitability, property or liabilities. Furthermore, considering the Company’s stage, size and scope of operations, as well as its financial condition and its share price, this proposal seems reasonable and in the best interest of the Company. The compensation proposed to be provided to Mr. Levy is in accordance with our compensation policy.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the increase in salary and the grant under the 2019 Plan of 100,000 restricted share units to Mr. Hadar Levy, Chief Executive Officer of the Company, pursuant to the terms set forth in the Proxy Statement and to determine that it is for the benefit of the Company.”

The approval of this proposal requires the affirmative vote at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the Annual Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Annual Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, “personal interest” means a shareholder’s personal interest in an act or a transaction of a company, including the personal interest of his or her Relatives (as defined below) or of an entity in which such shareholder or his or her relative is an Interested Party (as defined below). Personal interest excludes a personal interest arising solely from holding a company’s shares and includes a personal interest of any person voting pursuant to a proxy provided to him or her by another person with respect to the proposal, even if the person providing the proxy does not have a personal interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a personal interest will also be seen as a vote of a person with a personal interest, whether the discretion to vote is in the hands of the voter or not. “Relative” means a person’s spouse, brother or sister, parent, grandparent, descendant, such persons spouse’s descendant, brother, sister or parent, or the spouse of any of the above. “Interested Party” means any person that either: (a) holds five percent (5%) or more of an entity’s issued share capital or voting rights; (b) has the right to appoint a director to an entity’s board of directors or the chief executive officer thereof; or (c) is a member of an entity’s board of directors or serves as the chief executive officer thereof. “Controlling Shareholder” means any shareholder who has the ability to direct the Company’s activity, including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

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According to the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder will be deemed to declare and approve that it, he or she is NOT a “controlling shareholder” and does NOT have a “personal interest” in the approval of Proposal 3, except if such shareholder notified us of such position or personal interest in writing in advance of the vote. If you believe that you are a controlling shareholder or have a personal interest in the approval of Proposal 3 and you wish to inform us of such position or personal interest, you should submit such information in advance of voting to our offices, c/o Mr. Menachem Klein, Esq., at BrainsWay Ltd., 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel by mail, phone (+972-2-582-4030) or email (mklein@brainsway.com).

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSED RESOLUTION.

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Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Ami Boehm

Ami Boehm

Chairman of the Board of Directors

Dated: August 6, 2025

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Appendix A Director’s Declaration

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, _______________, hereby declares to BrainsWay Ltd. (the “Company”), effective as of _____________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: ____________________                                            Signature: ____________________

Date: _____________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

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2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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